                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT

                       under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   AWARE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  05453N-10-0*
                      (CUSIP Number of Class of Securities)
                           (*Underlying Common Stock)

                               MICHAEL A. TZANNES
                             CHIEF EXECUTIVE OFFICER
                                   AWARE, INC.
                              40 MIDDLESEX TURNPIKE
                          BEDFORD, MASSACHUSETTS 01730
                                 (781) 276-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
                              WILLIAM R. KOLB, ESQ.
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210

                            CALCULATION OF FILING FEE

       Transaction valuation*                       Amount of filing fee
       ----------------------                       --------------------
            6,770,366                                      $1,354

*Calculated solely for purposes of determining the amount of the filing fee. This amount assumes that options to purchase 6,521,678 shares of common stock of Aware, Inc. having an aggregate value of $6,770,366 as of February 27, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid:__________________

                          Form or Registration No.:________________

                          Filing Party:____________________________

                          Date Filed:______________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to RULE 14D-1.
[X]   issuer tender offer subject to RULE 13E-4.
[ ]   going-private transaction subject to RULE 13E-3.
[ ]   amendment to Schedule 13D under RULE 13D-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.        SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options Held By Employees," dated March 3, 2003 (the "Offer to Exchange"), attached hereto as exhibit (a)(1), is incorporated herein by reference.


ITEM 2.        SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Aware, Inc., a Massachusetts corporation ("Aware" or the "Company"). The address of the Company's principal executive office is 40 Middlesex Turnpike, Bedford, Massachusetts 01730. The telephone number at that address is (781) 276-4000.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange all outstanding options having an exercise price greater than $3.00 per share granted under the Aware, Inc. 1996 Stock Option Plan or the Aware, Inc. 2001 Nonqualified Stock Plan (together the "Plans") to purchase shares of the Company's common stock, par value $0.01 per share, for new options that will be granted under the Plans, upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. Non-employee directors are not eligible to participate in the offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         (c)   The information set forth in the Offer to Exchange under
Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of Aware, Inc.") is incorporated herein by reference. The Company is both the filing person and the subject company.


ITEM 4.        TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"),
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of this Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About Aware; Summary Financial Information; Risk Factors"), Section 11 ("Accounting Consequences of this Offer; Status of Options Acquired by us in this Offer"),
Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), and Section 14 ("Extension of this Offer; Termination; Amendment") is incorporated herein by reference.

         (b)   The information set forth in the Offer to Exchange under
Section 10 ("Interest of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)   The information set forth in the Offer to Exchange under
Section 10 ("Interest of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Aware, Inc. 1996 Stock Option Plan, filed herewith as exhibit (d)(1), and the Aware, Inc. 2001 Nonqualified Stock Plan, filed herewith as exhibit (d)(4), contain information regarding the subject securities.


ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)   The information set forth in the Offer to Exchange under
Section 2 ("Purpose of this Offer") is incorporated herein by reference.

         (b)   The information set forth in the Offer to Exchange under
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Accounting Consequences of this Offer; Status of Options Acquired by us in this Offer") is incorporated herein by reference.

         (c)   The information set forth in the Offer to Exchange under
Section 2 ("Purpose of this Offer") is incorporated herein by reference.


ITEM 7.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)   The information set forth in the Offer to Exchange under
Section 8 ("Source and Amount of Consideration; Terms of New Options") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b)   The information set forth in the Offer to Exchange under
Section 6 ("Conditions of this Offer") is incorporated herein by reference.

         (d)   Not applicable.


ITEM 8.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)   The information set forth in the Offer to Exchange under
Section 10 ("Interest of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b)   The information set forth in the Offer to Exchange under
Section 10 ("Interest of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


ITEM 9.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)   Not applicable.


ITEM 10.       FINANCIAL STATEMENTS.

         (a)   The information set forth in the Offer to Exchange under
Section 9 ("Information about Aware; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), pages 10 through 40 of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2001 and pages 3 through 22 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2002 is incorporated herein by reference.

         (b)   Not applicable.


ITEM 11.       ADDITIONAL INFORMATION.

         (a)   The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)   Not applicable.


ITEM 12.       EXHIBITS.

         (a) (1) Offer to Exchange, dated March 3, 2003.

             (2) Form of Letter to Eligible Option Holders, dated March 3, 2003.

             (3) Election Form.

             (4) Notice to Change Election from Accept to Reject.

             (5) Form of Promise to Grant Stock Option(s).

             (6) Form of Optionee Statement

             (7) Aware, Inc. Annual Report filed on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 20, 2002 and incorporated herein by reference.

             (8) Aware, Inc. Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 and incorporated herein by reference.

             (9) Definitive Proxy Statement for the Aware, Inc. 2002 Annual
                 Meeting of stockholders, filed with the Securities and Exchange Commission on April 15, 2002 and incorporated herein by reference.

         (b) Not Applicable.

         (d) (1) Aware, Inc. 1996 Stock Option Plan, filed as Annex A to the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 11, 2000 and incorporated herein by reference.

             (2) Form of Incentive Stock Option Agreement pursuant to the Aware,
                 Inc. 1996 Stock Option Plan.

             (3) Form of Nonqualified Stock Option Agreement pursuant to the
                 Aware, Inc. 1996 Stock Option Plan.

             (4) Aware, Inc. 2001 Nonqualified Stock Plan, as amended.

             (5) Form of Nonqualified Stock Option Agreement pursuant to the
                 Aware, Inc. 2001 Nonqualified Stock Plan.

         (g) Not Applicable.

         (h) Not Applicable.


ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not Applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AWARE, INC.


                                        By: /s/ Michael A. Tzannes
                                           -----------------------------
                                        Its: Chief Executive Officer
                                            ----------------------------

Date:  March 3, 2003

                                INDEX TO EXHIBITS

EXHIBIT NUMBER   DESCRIPTION
--------------   -----------

   (a) (1)       Offer to Exchange, dated March 3, 2003.

   (a) (2)       Form of Letter to Eligible Option Holders, dated March 3, 2003.

   (a) (3)       Election Form.

   (a) (4)       Notice to Change Election From Accept to Reject.

   (a) (5)       Form of Promise to Grant Stock Option(s).

   (a) (6)       Form of Optionee Statement

   (a) (7) Aware, Inc. Annual Report filed on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 20, 2002 and incorporated herein by reference.

   (a) (8) Aware, Inc. Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 and incorporated herein by reference.

   (a) (9) Definitive Proxy Statement for the Aware, Inc. 2002 Annual Meeting of stockholders, filed with the Securities and Exchange Commission on April 15, 2002 and incorporated herein by reference.

   (d) (1) Aware, Inc. 1996 Stock Option Plan, filed as Annex A to the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 11, 2000, and incorporated herein by reference.

   (d) (2) Form of Incentive Stock Option Agreement Pursuant to the Aware, Inc. 1996 Stock Option Plan.

   (d) (3) Form of Non-qualified Stock Option Agreement Pursuant to the Aware, Inc. 1996 Stock Option Plan.

   (d) (4)       Aware, Inc. 2001 Nonqualified Stock Plan, as amended.

   (d) (5) Form of Nonqualified Stock Option Agreement pursuant to the Aware, Inc. 2001 Nonqualified Stock Plan.